Exhibit 12.2

UNITED STATES STEEL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Three Months Ended March 31,		Year Ended December 31,
(Dollars in Millions)	2004	2003	2003	2002	2001	2000	1999

Portion of rentals representing interest	$14	$7	$46	$34	$45	$48	$46
Capitalized interest	2	2	8	6	1	3	7
Other interest and fixed charges	51	35	156	136	153	115	74
Total fixed charges (A)	$67	$44	$210	$176	$199	$166	$127

Earnings-pretax income with applicable adjustments (B)	$163	$(35)	$(604)	$183	$(387)	$187	$295

Ratio of (B) to (A)	2.43	(a)	(b)	1.04	(c)	1.13	2.33

(a)	Earnings did not cover fixed charges by $79 million.
(b)	Earnings did not cover fixed charges by $814 million.
(c)	Earnings did not cover fixed charges by $586 million.